UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number: 0-22622

CREATOR CAPITAL LIMITED

Canon's Court, 22 Victoria Street, PO Box HM 1179, Hamilton HM 12, Islands of Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated November 22, 2006
2	Material Change Report dated November 22, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2006

CREATOR CAPITAL LIMITED By: Deborah Fortescue-Merrin ------------------------------------------------------ Name: Deborah Fortescue-Merrin, President

Canon’s Court

22 Victoria Street

PO Box HM 1179

Hamilton HM 12

Islands of Bermuda

PRESS RELEASE

Creator Capital – ETV Channels on Demand Acquisition does not close

HAMILTON, BERMUDA, November 22, 2006 - CREATOR CAPITAL LIMITED (CTORF:OTCBB) (“CCL” or the "Company") announces that the Share Purchase Agreement signed with ETV International Inc., (a Panama Corporation) for the acquisition of all the outstanding shares of ETV Channels on Demand Inc. (a Panama Corporation)/ETV on Demand, has not completed and will not close.  ETV International did not fulfill the obligations required under the terms of the share purchase agreement.  As a result, all earn-out shares designated as a part of this agreement will not be issued.  All options relating to the ETV Channels on Demand/ETV on Demand acquisition, issued March 2006 are cancelled.  CCL has never had any agreement nor any affiliation with ETV, Inc. (a California Corporation) or any other corporation with the word ETV included as a part of its name, other than those listed above.

Recent technological advances, which allow for cost effective IP video delivery of content to mobile devices, have caused CCL to expand its business strategy beyond the airline environment to include delivery of entertainment content to all manner of mobile devices.

CCL continues to pursue opportunities that are synergistic with the Company’s core business of delivering interactive entertainment software.

ABOUT CREATOR CAPITAL

Creator Capital Ltd., www.creatorcapital.com a Bermuda exempted company, along with Harrah’s Entertainment Inc., introduced the in-flight interactive gaming experience to international airline passengers as a method of creating additional revenues for airlines in 1998.  In addition to providing interactive in-flight gaming entertainment software and services, CCL is expanding its services to include international entertainment and sports content for broadband television over the internet.

ON BEHALF OF THE BOARD OF DIRECTORS

Deborah Fortescue-Merrin

Deborah Fortescue-Merrin

President

(604) 947-2555

info@creatorcapital.com

http://www.creatorcapital.com

Safe Harbour statements under the Private Securities Litigation Reform Act of 1995;

Certain statements in this document constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, and Section 21B of the Securities Exchange Act of 1934.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Creator Capital Limited ("the Company"), or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. The Company's future operating results are dependent upon many factors, including but not limited to the Company's ability to: (i) obtain sufficient capital or a strategic business arrangement to fund its plan of operations when needed; (ii) build the management and human resources and infrastructure necessary to support the growth of its business; (iii) competitive factors and developments beyond the Company's control; and (iv) other risk factors discussed in the Company's periodic filings with the Securities and Exchange Commission, which are available for review at www.sec.gov .

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Creator Capital Limited ("CCL" or the “Company”)

Canon's Court

22 Victoria Street

Hamilton HM 12, Islands of Bermuda

Item 2

Date of Material Change

November 22, 2006

Item 3

News Release

The new Release dated November 22, 2006 was disseminated via CCN Matthew.

Item 4

Summary of Material Change

Creator Capital Limited announces the Share Purchase Agreement signed with ETV International Inc., (a Panama Corporation) for the acquisition of all the outstanding shares of ETV Channels on Demand Inc. (a Panama Corporation)/ETV on Demand, has not completed and will not close.

Item 5

Full Description of Material Change

Creator Capital Limited announces that the Share Purchase Agreement signed with ETV International Inc., (a Panama Corporation) for the acquisition of all the outstanding shares of ETV Channels on Demand Inc. (a Panama Corporation)/ETV on Demand, has not completed and will not close.  ETV International did not fulfill the obligations required under the terms of the share purchase agreement.  As a result, all earn-out shares designated as a part of this agreement will not be issued.  All options relating to the ETV Channels on Demand/ETV on Demand acquisition, issued March 2006 are cancelled.  CCL has never had any agreement nor any affiliation with ETV, Inc. (a California Corporation) or any other corporation with the word ETV included as a part of its name, other than those listed above.

Recent technological advances, which allow for cost effective IP video delivery of content to mobile devices, have caused CCL to expand its business strategy beyond the airline environment to include delivery of entertainment content to all manner of mobile devices.

CCL continues to pursue opportunities that are synergistic with the Company’s core business of delivering interactive entertainment software.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Deborah Fortescue-Merrin, President at (604) 947-2555.

Item 9

Date of Report

Dated at Vancouver, BC, this 23rd day of November 2006

CREATOR CAPITAL LIMITED

  /s/ Deborah Fortescue-Merrin

_____________________________________

Deborah Fortescue-Merrin,

President